UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018;

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-225681) FILED WITH THE SEC ON JUNE 15, 2018;

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-227597) FILED WITH THE SEC ON SEPTEMBER 28, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-229312) FILED WITH THE SEC ON JANUARY 18, 2019;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-230524) FILED WITH THE SEC ON MARCH 27, 2019; and

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-231401) FILED WITH THE SEC ON MAY 10, 2019.

Item 1 – Information Contained in this Form 6-K Report

As previously announced, on January 15, 2019, Seaspan Corporation (the “Company”) issued and sold to Fairfax Financial Holdings Limited, through certain of its affiliates (such affiliates being referred to as the “Fairfax Investors”), $250 million aggregate principal amount of the Company’s 5.50% Senior Notes due 2026 (the “Notes”) and warrants to purchase the Company’s Class A common shares, for an aggregate purchase price of $250 million in a transaction exempt from registration under the U.S. Securities Act of 1933, as amended.  The Notes are guaranteed by certain subsidiary guarantors of the Company (the “Guarantors”) specified in the indenture, dated October 10, 2017, between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as amended and supplemented by a ninth supplemental indenture, dated as of January 15, 2019, by and among the Company, the subsidiary guarantors specified therein and the Trustee.

In connection with the issuance of the Notes, the Company agreed with the Fairfax Investors to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) with respect to an offer to exchange the Notes and related guarantees for substantially identical notes and guarantees registered under the Securities Act. The registration statement on Form F-4 (File No. 333-231401) was filed with the SEC on May 10, 2019. The Company is furnishing this Report of Foreign Private Issuer on Form 6-K to provide the unaudited interim financial statements of Greater China Intermodal Investments LLC (“GCI”) as of March 31, 2019 and for the three-month periods ended March 31, 2019 and March 31, 2018 (the “GCI Interim Financial Statements”), as required by Rule 3-16 of Regulation S-X due to a pledge, as collateral for the Notes, of all of the limited liability company interests of GCI directly held and owned from time to time by the Company’s subsidiary Seaspan Investment I Ltd.

The GCI Interim Financial Statements are set forth as Exhibit 99.1 hereto. The information included in Exhibit 99.1 should be read in conjunction with the audited financial statements of GCI as of December 31, 2018 and 2017 and for the three-year period ended December 31, 2018, furnished to the SEC on the Company’s Report of Foreign Private Issuer on Form 20-F on March 26, 2019.

Exhibit Index

Exhibit No.	Description

99.1	Interim financial statements of Greater China Intermodal Investments LLC as of March 31, 2019 and for the three-month periods ended March 31, 2019 and March 31, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: May 13, 2019	By:	/s/ Ryan Courson
Name: Ryan Courson Title: Chief Financial Officer